SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Summary of the Resolutions Approved by the General Ordinary Shareholders Meeting held on April 7, 2011

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved by the General Ordinary

Shareholders Meeting held on April 7, 2011

The following resolutions were adopted upon reviewing each of the items included in the Agenda (all of which were approved by a majority of the computable votes, after deducting the voluntary abstentions from the calculation basis).

The shareholder National Social Security Administration – Sustainability Guarantee Fund – Law No. 26,425 (“ANSES”) was subject to the voting right restriction provided for by section 76 subsection f) of Law No. 24,241, the effect of which was ratified by section 8 of Law 26,425.

1°)	Appointment of two shareholders to approve and sign the Minutes.

Jose Gustavo Pozzi, the representative of Nortel Inversora S.A. and Fernando Ledesma Padilla, the representative of JPMorgan Chase Bank, National Association, the Company’s ADR program administrator, were appointed to approve and sign the Minutes.

2°)	Consideration of the documents provided for in section 234, subsection 1 of Law 19,550, the Rules of the Comisión Nacional de Valores and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English required by the Rules of the U.S. Securities & Exchange Commission for the twenty-second fiscal year ended on December 31, 2010 (“Fiscal Year 2010”).

All of the documentation submitted for consideration by the shareholders was approved without any amendment, in the same manner as it was presented by the Board of Directors, the Audit Committee and the Supervisory Committee, except for the proposal included in the Annual Report on the use to be made of Retained Earnings, an issue which was specially considered in another item of the Agenda.

3°)	Consideration of Fiscal Year 2010 results and the Board of Directors’ proposal for the allocation of Retained Earnings as of 12.31.10. The Board proposed that $ 91,057,793.- (5% of Fiscal Year 2010 net income) should be allocated to the Legal Reserve; $ 915,474,310.- to cash dividends and $ 1,058,869,390.- should be assigned to the New Fiscal Year.

The following Proposal of the Board of Directors regarding the disposition of Retained Earnings as of 12.31.10 was approved. Such proposal consisted of:

•	allocating P$ 91,057,793.- to the Legal Reserve;

•	allocating P$ 915,474,310.- to cash dividends which shall be made available to shareholders on April 19, 2011; and

•	assigning P$ 1,058,869,390.- to the New Fiscal Year.

4°)	Consideration of performance of the Board of Directors’ and the Supervisory Committee’s as from November 30, 2010 to the date of this Shareholders’ Meeting.

The Shareholders Meeting approved the performance of all the members of the Board of Directors and of the Supervisory Committee acting as from November 30, 2010 to the date of this Meeting.

5°)	Consideration of Board of Directors’ compensation for the services rendered during Fiscal Year 2010 (as from the Shareholders Meeting of April 28, 2010 through the date of this Meeting). Proposal to pay the global and aggregate amount of P$ 5,300,000.-, which represents 0.29% of the aggregate of “accountable earnings”, calculated under section 2 of Chapter III of the Rules of the Comisión Nacional de Valores.

Aggregate compensation of P$ 5,300,000 was approved for the Board of Directors acting from the Shareholders’ Meeting of April 28, 2010 to the date of this Meeting, to be distributed in the manner provided for by the Company’s Board of Directors.

6°)	Authorization to the Board of Directors to make advance payments of fees for up to P$6,500,000.- to those directors acting during Fiscal Year 2011 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting considering the documents of such fiscal year and contingent upon the decision passed at such Meeting).

The Board of Directors was authorized to make advance payments of fees to the members of the Board of Directors acting during Fiscal Year 2011 for up to an aggregate amount of P$6,500,000, contingent upon the decision adopted at the Shareholders’ Meeting that considers the documentation for such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in the event of inflation.

7°)	Consideration of the Supervisory Committee’s compensation for the services rendered during Fiscal Year 2010 (as from the Shareholders’ Meeting held on April 28, 2010 through the date of this Meeting). Proposal to pay an aggregate amount of P$800,000.-

Total compensation of P$800,000 was approved for the Supervisory Committee members acting from the Shareholders Meeting held on April 28, 2010 to the date of this Meeting. Such amount shall be distributed equally between the regular members (and proportional to the time they served in the case of the regular members Jacqueline Berzon and Adela Alicia Codagnone), who, if applicable, shall distribute such amount proportional between their respective alternates who have effectively served, and in such manner as the regular members may determine.

8°)	Authorization to make advance payments of fees for up to P$980,000.- to those members of the Supervisory Committee acting during Fiscal Year 2011 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision passed at such Meeting).

The Board of Directors was authorized to make advance payment of fees to the members of the Supervisory Committee acting during Fiscal Year 2011 for up to an aggregate of P$980,000 contingent upon the decision adopted at the Meeting reviewing the documents of such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in the event of inflation.

9°)	Determination of regular members and alternate members of the Supervisory Committee for Fiscal Year 2011.

On a motion proposed by the shareholder Nortel Inversora S.A., Diego María Serrano Redonnet; Adela Alicia Codagnone and Gerardo Prieto were elected regular members of the Supervisory Committee and Luis Miguel Incera and Lautaro Damian Ferro were elected alternate members to act indistinctly in the place of members Diego Maria Serrano Redonnet and Adela Alicia Codagnone; and Guillermo Feldberg as alternate for Gerardo Prieto.

It was informed that Diego Maria Serrano Redonnet, Adela Alicia Codagnone, Lautaro Damian Ferro and Luis Miguel Incera are lawyers and members of the law firm “Estudio Perez Alati, Grondona, Benites, Arntsen y Martinez de Hoz (h), Abogados”, that provides legal advisory services to Nortel Inversora S.A.. Gerardo Prieto and Guillermo Feldberg are certified accountants and none of them are included in the categories described under Technical Resolution No. 15 of the Federation of Professional Councils in Economic Sciences as “non- independent” or in any of the categories mentioned in the third paragraph of section 4 of Chapter XXI of the Rules of the Comisión Nacional de Valores.

Furthermore, it was informed that none of the appointed members of the Supervisory Committee or the Law or Accounting firms they belong to or any other professionals of such firms have ever acted as Independent Auditors of the Company and shall not be proposed as such by Nortel Inversora S.A.

At this point, the ANSES shareholder exercised its cumulative voting right. The candidates proposed by ANSES for the regular and alternate Supervisory Committee member positions were not appointed. The other shareholders voted through the ordinary system.

10°)	Appointment of Independent auditors for Fiscal Year 2011 financial statements and determination of their compensation as well as of the compensation due to those acting in Fiscal Year 2010.

The Accounting Firm “Price Waterhouse & Co SRL” was appointed Independent Auditor of the financial statements for fiscal year 2011. Alejandro Pablo Frechou was designated as the regular certifying accountant and Carlos Nestor Martinez, as his alternate. Also it was decided that their compensation should be fixed at the Shareholders’ Meeting reviewing the financial statements for that fiscal year, and the Audit Committee was delegated the authority to determine how their service would be rendered and to make fee advance payments.

The compensation of the Independent Auditor acting in fiscal year ended on December 31, 2010, was set in the aggregate amount of P$ 3,720,000, without VAT, P$1,850,000 of which were assigned to the financial statement audit fees and P$ 1,870,000 to the audit tasks related to certification under Section 404 of the Sarbanes-Oxley Act.

11°)	Consideration of Audit Committee’s Budget for Fiscal Year 2011.

The budget for the operation of the Audit Committee for the fiscal year ending December 31, 2011 was set in the amount of P$1,000,000.-

The Shareholders’ Meeting was attended by Maria Ines Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange.

María Delia Carrera Sala

Attorney-at-law and in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 20, 2011	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman